EXHIBIT 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$249	$243	$279	$303	$370
Interest portion of rent expense	28	27	30	32	28

Total fixed charges	$277	$270	$309	$335	$398

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$160	$(243)	$(75)	$259	$268
Fixed charges	277	270	309	335	398
Amortization of capitalized interest	3	3	2	1	1
Less:
Interest capitalized	(1)	(3)	(17)	(17)	(16)

Total earnings plus fixed charges	$439	$27	$219	$578	$651

Ratio of earnings to fixed charges	1.6	—	—	1.7	1.6

Deficiency of earnings to fixed charges	$—	$243	$90	$—	$—